June 19, 2014

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mara L. Ransom, Assistant Director

Re:	Hotel Outsource Management International, Inc. Preliminary Information Statement on Schedule 14C Filed April 9, 2014 File No. 000-50306

Dear Ms. Ransom:

We are in receipt of your letter dated May 28, 2014, and would like to responds as follows:

General

1.
We have examined Item 14C of Schedule 14A, the Interpretation referenced in your letter of May 28, 2014, Form S-4 and Part B of Form S-3, and as a result, we have incorporated by reference HOMI’s quarterly and annual reports for the past two years.

2.	We have added disclosure stating that the board of directors has not yet determined what it will do with HOMI once the asset transfer is consummated.

Actions to Be Taken, Page 6

3.	HOMI paid A. Heifetz & Co., an independent appraiser, NIS 18,000 (approximately $5,200) for its appraisal. This has been disclosed.

4.	A. Heifetz & Co. has consented to the use of its opinion in this filing. We have disclosed this in the filing.

5.	We have revised disclosure to state that the consultant relied on forecasts which were based on current sales and the trend of decreasing sales.

6.
In its report, A Heifetz & Co. stated that the company had a negative value and that it considered it fair for the operations to be sold in return for an injection of emergency loan funding of $300,000 to HOMI Industries, and payment of $1. In the end, the buyers injected $500,000 in emergency funding (as reported via 8-k) before the agreement was signed. As such, HOMI has received materially more consideration than was anticipated by the expert when it issued its opinion.

Exhibits

We have attached the exhibits referenced in the agreement between HOMI and Mr. Cohen and Mr. Elkrief.

Thank you.

Very truly yours,

/s/ Daniel Cohen
Daniel Cohen, President
Hotel Outsource Management International, Inc.